UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month February 2015

Commission File Number 000-030813

UMeWorld, Limited
(Translation of registrant’s name into English)

31/F, Tower One, Times Square

1 Matheson Street, Causeway Bay

Hong Kong, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)  Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes ☐   No ☒

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.) N/A

On February 20, 2015, the Company accepted the resignation of Mr. Michael Lam as interim Chief Financial Officer of the Company to be effective immediately. The Company has commenced a search to fill Mr. Lam's role. Pending the hiring of a replacement for Mr. Lam, the functions of Chief Financial Officer for UMeWorld Limited will be carried out by the Company’s Chief Executive Officer.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UMeWorld, Limited

February 20, 2015	By:	/s/ Michael Lee
Michael Lee, Chief Executive Officer and Director
(Principal Executive Officer)